As filed with the U.S. Securities and Exchange Commission on January 18, 2019

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

MOVIDA PARTICIPAÇÕES S.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204, Newark, Delaware 19711
(302) 738-6680

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew Poulter
Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105
United States of America
(212) 903-9306

It is proposed that this filing become effective under Rule 466:
☐ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”), representing common shares of Movida Participações S.A.	50,000,000 ADSs	$0.05	$2,500,000	$303

(1)     Each unit represents one hundred (100) ADSs.

(2)     Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

This registration statement shall hereafter become effective in accordance with the provisions of section 8(a) of the Securities Act of 1933.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of ADR included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement on Form F-6 and is incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross-Reference Sheet

Item Number and Caption		Location in Form of ADR Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office:	Face of ADR, introductory Article.

2.	Title of ADRs and identity of deposited securities:	Face of ADR, top center and introductory paragraph.

Terms of Deposit:

(a)	Amount of deposited securities represented by one unit of ADRs:	Face of ADR, upper right corner and introductory paragraph.

(b)	Any procedure for voting the deposited securities:	Articles (15), (16) and (19).

(c)	Procedure for collecting and distributing dividends:	Articles (2), (9), (11), (14), (15), (17) and (22).

(d)	Procedures for transmitting notices, reports and proxy soliciting material:	Articles (13), (15), (16), (20), (21), (22) and (24).

(e)	Sale or exercise of rights:	Articles (11), (14) and (17).

(f)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization:	Articles (3), (4), (7), (10) and (17).

(g)	Amendment, extension or termination of the deposit agreement:	Articles (6), (21) and (22) (no provision for extensions).

(h)	Rights of holders of ADRs to inspect the transfer books of the depositary and the list of holders of ADRs:	Article (13).

(i)	Restrictions on the right to transfer or withdraw the underlying securities:	Articles (2), (3), (4), (7), (8), (9) and (10).

(j)	Any limitation on the depositary’s liability:	Articles (7), (19) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADRs:	Articles (7) and (10).

Item 2.	AVAILABLE INFORMATION

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus
(a) The Issuer is exempt from the requirement to register the deposited securities under Section 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as it (1) is not required to file or furnish reports under Section 13(a) or Section 15(d) of the Exchange Act, (2) currently maintains a listing of the deposited securities on the B3 S.A. – Brasil, Bolsa, Balcão (the “São Paulo Stock Exchange”), which constitutes the Issuer’s primary trading market for those securities, and (3) has published in English on its Internet website (http://ri.movida.com.br/) information that, since the first day of its most recently completed fiscal year (December 31, 2018), it (A) has made public or been required to make public pursuant to the laws of Brazil, (B) has filed or been required to file with the São Paulo Stock Exchange (the principal stock exchange in Brazil on which the Issuer’s shares are traded) and that has been made public by the São Paulo Stock Exchange and (C) has distributed or been required to distribute to its security holders. The Issuer intends to continue to publish, on an ongoing basis and for each subsequent fiscal year, the information specified in Rule 12g3-2(b)(1)(iii) in English on its Internet website.
Article (13).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)
Form of Deposit Agreement, including the Form of ADR, among Movida Participações S.A., as Issuer, Deutsche Bank Trust Company Americas, as Depositary, and all Holders and Beneficial Owners of ADSs evidenced by ADRs issued thereunder. – Filed herewith as Exhibit 1.

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereby or the custody of the deposited securities represented thereby. – None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

(d)	Opinion of Linklaters LLP, counsel for the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit 4.

(e)	Certification under Rule 466. – Not applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among Movida Participações S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners from time to time of ADSs to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 18, 2019.

Legal entity to be created by the Deposit Agreement for the issuance of ADSs for common shares of Movida Participações S.A.

Deutsche Bank Trust Company Americas, as Depositary,

By:	/s/ Kelvyn Correa
Name: Kelvyn Correa
Title: Director

By:	/s/ Michael Curran
Name: Michael Curran
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Movida Participações S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of São Paulo, State of São Paulo, Brazil, on January 18, 2019.

Movida Participações S.A.,

By:	/s/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto
Title: Chief Financial Officer

By:	/s/ Jamyl Jarrus Júnior
Name: Jamyl Jarrus Júnior
Title: Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on January 18, 2019.

By:	/s/ Renato Horta Franklin	By:	/s/ Fernando Antonio Simões
	Name: Renato Horta Franklin		Name: Fernando Antonio Simões
	Title: Chief Executive Officer		Title: Director

By:	/s/ Maximiliano Fernandes	By:	/s/ Adalberto Calil
	Name: Maximiliano Fernandes		Name: Adalberto Calil
	Title: Officer		Title: Director

By:	/s/ Flávio José Sales	By:	/s/ João Batista de Almeida
	Name: Flávio José Sales		Name: João Batista de Almeida
	Title: Officer		Title: Director

		By:	/s/ Ricardo Florence dos Santos
Name: Ricardo Florence dos Santos
Title: Director

		By:	/s/ Marcelo José Ferreira e Silva
Name: Marcelo José Ferreira e Silva
Title: Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, this Registration Statement has been signed by the undersigned in his/her capacity as the duly authorized representative of the registrant in the United States   on January 18, 2019.

Puglisi & Associates,

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director
For and on behalf of Puglisi & Associates, the Authorized U.S. Representative

INDEX TO EXHIBITS
Exhibit	Document

1
Form of Deposit Agreement, including the Form of ADR, among Movida Participações S.A., as Issuer, Deutsche Bank Trust Company Americas, as Depositary, and all Holders and Beneficial Owners of ADSs evidenced by ADRs issued thereunder.

4	Opinion of Linklaters LLP, as counsel to the Depositary, as to the legality of the securities to be registered.